Filed by Chesapeake Utilities Corporation Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Chesapeake Utilities Corporation Commission File No.: 001-11590 Date: February 3, 2015

Merger With Gatherco, Inc

February 3, 2015

Disclosures

Additional Information and Where to Find It

In connection with the proposed transaction, Chesapeake Utilities Corporation’s registration statement on Form S-4, which will include a proxy statement for Gatherco, a prospectus, and other materials, will be filed with the Securities and Exchange Commission (SEC). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHESAPEAKE UTILITIES CORPORATION, GATHERCO AND THE PROPOSED TRANSACTION.

Investors will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Chesapeake Utilities Corporation at http://www.sec.gov, the SEC’s website. Free Utilities Corporation’s SEC filings are also available on Chesapeake Utilities Corporation’s website at CPK SEC Filings.

Participants in the Solicitation

Chesapeake Utilities Corporation, Gatherco and their respective directors, executive officers, other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement, proxy statement/prospectus and other materials to be filed with the SEC regarding the proposed transaction when it becomes available. Information about the directors and executive officers of Chesapeake Utilities Corporation is set forth in the proxy statement for Chesapeake Utilities Corporation’s 2014 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on April 3, 2014 and Form 10-K filed with the SEC on March 6, 2014. You may obtain free copies of these documents as described previously.

Agenda

Welcome & Introductions Proposed Merger Merger Overview Chesapeake Profile Chesapeake’s Footprint Chesapeake’s Existing Service Areas Chesapeake’s Business Structure Our Goals

Merger Overview

Chesapeake Utilities Corporation (Chesapeake Utilities) and Gatherco, Inc. (Gatherco) have entered into a merger agreement whereby Chesapeake will acquire the outstanding stock of Gatherco

Gatherco will merge with a newly formed, wholly-owned subsidiary of Chesapeake Utilities, Aspire Energy of Ohio, LLC

Transaction is valued at approximately $59.2 million

Expected to close in the second quarter of 2015

Projected to be accretive to EPS during 2016 – the first full calendar year of operations

Chesapeake Profile

Our common stock is traded on the New York Stock

Exchange (NYSE) as “CPK.”

Our shareholders have received a dividend each quarter since 1961.

We have more than 750 employees in approximately 27 different locations.

Additionally, we have approximately 225,000 customers throughout our regulated and unregulated energy businesses.

Corporate website www.chpk.com

Chesapeake’s Footprint

Chesapeake’s Existing

Service Areas

Delaware and Maryland

Natural Gas Interstate Transmission Natural Gas Local Distribution

Propane Distribution Gatherco/Aspire Energy of Ohio

Virginia

Propane Distribution

Pennsylvania

Natural Gas Interstate Transmission Propane Distribution

Florida

Natural Gas Intrastate Transmission Natural Gas Local Distribution Electricity Distribution Combined Heat and Power Project Propane Distribution

Chesapeake Business Structure

Regulated Unregulated Chesapeake Utilities / Energy Energy Aspire Energy of Ohio Management

Chesapeake Utilities’ Management

Natural Gas Propane team remains unchanged

Distribution Distribution

Outgoing Gatherco President and CFO to be retained as consultants for 12 months

Propane

Natural Gas All other Gatherco employees will be

Wholesale

Transmission retained and incentivized to facilitate

Marketing growth

Aspire Energy of Ohio will report to Electric Natural Gas Elaine B. Bittner, Senior Vice President of Chesapeake Utilities

Distribution Marketing

Aspire Energy of Ohio business development will be supported by

Aspire Chesapeake Utilities’ Strategic

Energy of Development team

Ohio, LLC

Our Goals

Employees are our most important asset.

We are committed to the business that Gatherco has created and will provide additional resources to further its growth.

We believe there is an opportunity to double the size of the Coop within five (5) years (approximately 12,000 customers).

We will also add new producers to the gathering system – outreach to DTI producers.

We seek to develop new infrastructure serving the Utica and potentially Marcellus production.

Growth Strategy

“We believe this transaction provides growth opportunities that will benefit the shareholders and customers of both companies, along with accretive earnings in the first full year of operation following the merger. In addition, Gatherco has an established footprint in the Ohio natural gas production area. Over the long term, this may provide opportunities to construct new pipelines to gather and transport natural gas from the production area to the natural gas interstate pipelines that carry gas from the region.”

Mike McMasters President & CEO

Chesapeake Utilities Corporation

2015 Focus and Beyond

Traditional Growth Strategies Current Growth Strategies

Regulated Energy Regulated Energy

NG transmission and distribution Conversion programs for residential expansions and commercial customers Residential and commercial customer System reliability and infrastructure growth in existing markets program On main conversions New applications for natural gas Major industrial customers Transportation service for power

Acquisitions generation

Unregulated Energy Unregulated Energy

Organic growth Compressed natural gas (CNG) Wholesale Liquefied Natural Gas (LNG) Community Gas Systems Propane Fueled Vehicles

Startups Combined Heat and Power projects (CHP)

Acquisitions

Opportunities

Gatherco Acquisition

Financial Metrics Performance Summary

Performance Metrics Chesapeake Results

For periods ending 9/30/14 unless otherwise noted 1 Year 3 Year 5 Year

Capital Expenditures / Total Capitalization 19.1% 18.8% 22.7%

Earnings Per Share Growth (CAGR) 7.9% 9.6% 12.3%

Return on Equity 12.4% 12.0% 12.0% Dividends Per Share Growth (CAGR) for the periods ending

5.3% 5.4% 5.1%

12/31/14

Earnings Retention Ratio 57.3% 54.8% 53.9%

Total Shareholder Return for the periods ending 12/31/14 27.1% 87.0% 171.5%

Note: Blue shading denotes performance that represents top quartile results relative to the peer group.